Delisting Determination, The Nasdaq Stock Market, LLC,
January 17, 2020, Internet Gold Golden Lines Ltd. The Nasdaq Stock Market, LLC (the Exchange) has determined to remove from listing the common stock of Internet Gold Golden Lines Ltd. Inc. (the Company), effective at the opening of the trading session on January 27, 2020.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(b)(1)(B).
The Company was notified of the Staff determination on October 22, 2019. The Company appealed the determination to a Hearing Panel on October 29, 2019. On November 27, 2019, the company infomed of its decision to withdraw its appeal before a decision was rendered by the Panel. The Listing Council did not call the matter for review. The Staff determination to delist the Company became final on January 13, 2020.